XTRA FINANCE CORPORATION
1440 Kiewit Plaza
Omaha, Nebraska 68131
August 9, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Registration Statement on Form S-4 (file no. 333-143572) filed by BERKSHIRE HATHAWAY INC. and XTRA FINANCE CORPORATION (the “Registrants”)
Dear Sir or Madam:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrants hereby respectfully request that the effectiveness of the above-referenced Registration Statement be accelerated to 11:00 a.m., Eastern Time, on Monday, August 13, 2007, or as soon thereafter as possible.
     The Registrants hereby confirm that they are aware of their obligations under the Securities Act. The Registrants further acknowledge that:
     (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c) the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     It would be appreciated if the Commission’s staff would advise the Registrants’ counsel, either Mary Ann Todd (213-683-9520) or J. Martin Willhite (213-683-9282), by telephone upon the Registration Statement becoming effective or if this timing presents a problem.
Very truly yours,

Berkshire Hathaway Inc.		XTRA Finance Corporation

By:	/s/ Marc D. Hamburg	By:	/s/ Marc D. Hamburg

	Marc D. Hamburg		Marc D. Hamburg
	Vice President and Chief Financial Officer		Vice President
cc: Sonia Barros